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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                SCHEDULE 13E-3
                                (Rule 13e-100)

                   TRANSACTION STATEMENT UNDER SECTION 13(e)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                                GIANT GROUP LTD.
                       (Name of Subject Company (Issuer))

                                GIANT GROUP LTD.
                       (Name of Filing Persons (Offeror))

                                  Common Stock
                 And Associated Preferred Stock Purchase Rights
                         (Title of Class of Securities)

                                 374503  10  0
                     (CUSIP Number of Class of Securities)


                             Pasquale A. Ambrogio
                                GIANT GROUP LTD.
                     9440 Santa Monica Boulevard, Suite 407
                            Beverly Hills, CA  90210
                                 (310) 273-5678


                                    Copy to:
                                Jeffrey C. Soza
         Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro LLP
                      2121 Avenue of the Stars, 18th floor
                             Los Angeles, CA  90067
                                 (310) 553-3000

                           CALCULATION OF FILING FEE
           Transaction Valuation*                Amount of Filing Fee
                 $1,042,644                              $261

* For purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 2,085,287 shares of Common Stock, par value $0.01 per share, and associated Preferred Stock Purchase Rights, of GIANT GROUP, LTD., at the offer price of $0.50 per share. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

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     [ ]  Check the box if any part of the filing fee is offset as provided by
Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

             Amount Previously Paid:                 Filing Party:

              Form or Registration No.:               Date Filed:

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transaction to which the statement relates:

     [ ]  third-party tender offer subject to Rule 14d-1.
     [X]  issuer tender offer subject to Rule 13e-4.
     [X]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                     I.  SCHEDULE TO TENDER OFFER STATEMENT

     This statement constitutes a Transaction Statement on Schedule 13E-3 of GIANT GROUP, LTD., a Delaware corporation (hereinafter referred to as the "Purchaser" or the "Company" as applicable). This Schedule 13E-3 relates to the offer by the Purchaser to purchase all of the outstanding shares of its Common Stock, par value $0.01 per share, and associated Preferred Stock Purchase Rights (the "Shares"), at $0.50 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 19, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, (which together with any amendments or supplements thereto, collectively constitute the "Offer"). Pursuant to General Instruction F to Schedule 13E-3, information contained in the Offer to Purchase is hereby incorporated by reference in the answers to items of this Schedule 13E-3.

ITEM 1.   SUMMARY TERM SHEET.

     The information set forth in the Offer to Purchase under the caption "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.   SUBJECT COMPANY INFORMATION.

          (a)  Name and Address. GIANT GROUP, LTD. is the issuer of the Shares
               ----------------
               subject to the Offer to Purchase. The Company's principal executive offices are located at 9440 Santa Monica Boulevard, Suite 407, Beverly Hills, CA 90210. The telephone number of the Company is (310) 273-5678. Reference is made to the information set forth in the Offer to Purchase under the caption "INTRODUCTION", which information is incorporated herein by reference.

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          (b)  Securities. The securities that are the subject of the Offer to
               ----------
               Purchase are shares of the Company's Common Stock, par value $0.01 per share. As of April 10, 2001, 3,174,757 of such securities were outstanding. Reference is made to the cover page of the Offer to Purchase and the Offer to Purchase under the caption "INTRODUCTION", which information is incorporated herein by reference.

          (c)  Trading Market and Price. The Shares are currently traded on the
               ------------------------
               OTC Bulletin Board under the symbol "GPOL". Reference is made to the cover page of the Offer to Purchase and the Offer to Purchase under the captions "INTRODUCTION" and "THE OFFER - PRICE RANGE OF SHARES; DIVIDENDS", which information is incorporated herein by reference.

ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.

          (a)  Name and Address. The Company is the only filing person. The
               ----------------
               information set forth in response to Item 2(a) of this Schedule 13E-3 is incorporated herein by reference. Further, the information set forth in Schedule I to the Offer to Purchase regarding directors and executive officers of the Company is incorporated herein by reference.

          (b)  Business and Background of Entities. The Company is organized
               -----------------------------------
               under the laws of the State of Delaware. The Company has not been convicted of any criminal act during the past five years. Further, the Company has not been party to any judicial or administrative proceeding during the last five years that resulted in a judgment, order or final decree enjoining the Company from any future violations of, or prohibiting activities subject to, any federal or state securities laws, or finding of any violation of federal or state securities laws. See "THE OFFER
               - CERTAIN INFORMATION CONCERNING THE COMPANY".

          (c)  Business and Background of Natural Persons. The information set
               ------------------------------------------
               forth in Schedule I to the Offer to Purchase regarding directors and executive officers of the Company is incorporated herein by reference.

ITEM 4.   TERMS OF THE TRANSACTION.

          (a)  Material Terms.

               (1)  Tender Offers.
                    -------------

               (i) - (ii) The information set forth on the cover to the Offer to
                          Purchase and under the caption "INTRODUCTION" therein is incorporated herein by reference.

               (iii) The information set forth in the Offer to Purchase under the caption "THE OFFER - NUMBER OF SHARES; EXPIRATION DATE" is incorporated herein by reference.

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               (iv)      Not applicable.

               (v) The information set forth in the Offer to Purchase under the caption "THE OFFER - EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS" is incorporated herein by reference.

               (vi)-(vii)The information set forth in the Offer to Purchase under the captions "THE OFFER - PROCEDURE FOR TENDERING SHARES" and "THE OFFER - WITHDRAWAL RIGHTS" is incorporated herein by reference.

               (viii) The information set forth in the Offer to Purchase under the caption "THE OFFER - ACCEPTANCE FOR PAYMENT OF SHARES AND PAYMENT OF PURCHASE PRICE" is incorporated herein by reference.

               (ix)      Not applicable.

               (x) The information set forth in the Offer to Purchase under the captions "THE OFFER - PROCEDURE FOR TENDERING SHARES" and "THE OFFER - EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; TERMINATION OF REGISTRATION UNDER THE EXCHANGE ACT" is incorporated herein by reference.

               (xi)      Not applicable.

               (xii) The information set forth in the Offer to Purchase under the caption "THE OFFER - UNITED STATES FEDERAL INCOME TAX CONSEQUENCES" is incorporated herein by reference.

               (2)       Mergers or Similar Transactions. Not applicable.
                         -------------------------------

          (b)  Purchases. The information set forth in the Offer to Purchase
               ---------
               under the caption "SPECIAL FACTORS - INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES" is incorporated herein by reference.

          (c)  Different Terms. Not Applicable.
               ---------------

          (d)  Appraisal Rights. The holders are not entitled to appraisal
               ----------------
               rights. See "THE OFFER - PROCEDURE FOR TENDERING SHARES" in the Offer to Purchase.

          (e)  Provisions for Unaffiliated Security Holders. No provisions
               --------------------------------------------
               have been made to grant unaffiliated security holders access to the corporate files of the filing person or to obtain counsel or appraisal services at the expense of the Company.

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          (f)  Eligibility for Listing or Trading. Not applicable.
               ----------------------------------

ITEM 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS - INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES" is incorporated herein by reference.

ITEM 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

          (a)  Purposes. The information set forth in the Offer to Purchase
               --------
          under the caption "SPECIAL FACTORS - PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER; PLANS OF THE COMPANY AFTER THE OFFER" is incorporated herein by reference.

          (b)  Use of Securities Acquired. The information set forth in the
               --------------------------
          Offer to Purchase under the caption "SPECIAL FACTORS - PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER; PLANS OF THE COMPANY AFTER THE OFFER" is incorporated herein by reference.

          (c)  Plans.
               -----

               (1) The information set forth in the Offer to Purchase under the caption "SPECIAL FACTORS - PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER; PLANS OF THE COMPANY AFTER THE OFFER" is incorporated herein by reference.

               (2) Not applicable.

               (3) The information set forth in the offer to purchase under the captions "SPECIAL FACTORS - PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER; PLANS OF THE COMPANY AFTER THE OFFER" is incorporated herein by reference.

               (4) Not applicable.

               (5) Not applicable.

               (6) The information set forth in the Offer to Purchase under the caption "THE OFFER - EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; TERMINATION OF REGISTRATION UNDER THE EXCHANGE ACT" is incorporated herein by reference.

               (7) The information set forth in the Offer to Purchase under the caption "THE OFFER - EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; TERMINATION OF REGISTRATION UNDER THE EXCHANGE ACT" is incorporated herein by reference.

               (8) Not applicable.

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               (9)   Not applicable.

               (10)  Not applicable.

ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          (a)  Source of Funds. The information set forth in the Offer to
               ---------------
               Purchase under the caption "THE OFFER - SOURCE AND AMOUNT OF FUNDS" is incorporated herein by reference.

          (b)  Conditions. The information set forth in the Offer to Purchase
               ----------
               under the caption "THE OFFER - CERTAIN CONDITIONS OF THE OFFER" is incorporated herein by reference.

          (c)  Expenses. The information set forth in the Offer to Purchase
               --------
               under the caption "THE OFFER - FEES AND EXPENSES; PERSONS RETAINED AND COMPENSATED" is incorporated herein by reference.

          (d)  Borrowed Funds. Not applicable.
               --------------

ITEM 8.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

          (a)  Securities Ownership. The information set forth in the Offer to
               --------------------
               Purchase under the caption "SPECIAL FACTORS - INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES" and Schedule I attached thereto each of which is incorporated herein by reference.

          (b)  Securities Transactions. The information set forth in the Offer
               -----------------------
               to Purchase under the caption "SPECIAL FACTORS".

ITEM 9.   PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

          (a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the caption "THE OFFER - FEES AND EXPENSES; PERSONS RETAINED AND COMPENSATED" is incorporated herein by reference.

          (b) Employees and Corporate Assets. The information set forth in the Offer to Purchase under the caption "THE OFFER - FEES AND EXPENSES; PERSONS RETAINED AND COMPENSATED" is incorporated herein by reference.

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ITEM 10.  FINANCIAL STATEMENTS.

     The financial statements filed with the Form 10K are incorporated herein by reference. Except for the Company's balance sheet as of December 31, 2000, all of the Company's financial statements are unaudited. These reports are available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048, and 5670 Wilshire Boulevard, 11th Floor, Los Angeles, CA 90036-3648. Copies of such material may be obtained by mail, upon payment of the Commission's customary fees, from the Commission's Public Reference Section at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other materials that are filed through the Commission's Electronic Data Gathering, Analysis, and Retrieval system. This Web site can be accessed at http://www.sec.gov.
                                                   ------------------

     The Company filed a Form 8-K on January 8, 2001 which reported the engagement of BDO Seidman, LLP (BDO) its auditors for the fiscal year ended December 31, 2000. The Company had dismissed its former auditors, Arthur Andersen, LLP in July 2000. The Company's Form 10-Q for the second and third quarterly periods of 2000 were not reviewed by independent accountants. The Company requested that Arthur Andersen give its consent for the Company to include their audit reports for the two years ended December 31, 1999 in any Company public filings and allow BDO to review Arthur Andersen's prior year working papers. Management believes Arthur Andersen declined the Company's request because of the present litigation between Arthur Andersen and the Company ("THE OFFER - CERTAIN INFORMATION CONCERNING THE COMPANY.")

     As described in Item 1 "Business," the Company discontinued its principal operations at Periscope during 2000. As part of the peaceful possession of Periscope by Periscope's outside factor the assets and records of Periscope were given to the factor. As a result, a reaudit of the Company's financial information for any period other than the Company's balance sheet as of December 31, 2000 was not possible due primarily to the following:

  . Periscope's operations constituted the significant portion of the Company's operations during 1998, 1999 and 2000.

  . Periscope's accounting records were located in at least four different locations in two different states and were not properly indexed;

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  .  Most of the key documents necessary to complete an audit are not within the
     Company's control;

  . The Company learned that while under the control of Mr. Sands, some of his associates destroyed documents while employed at Periscope. Most of the key financial personnel left the company after Periscope filed a Voluntary Petition under Chapter 7 of the Bankruptcy Code. Substantiation of the records, if they were accessible would not be able to be completed and therefore, the majority of the auditor's questions could not be answered.

     The most recent Exchange Act filing by the Company which included Arthur Andersen, LLP's audit report was the 1999 Form 10-K. This audit report dated April 12, 2000 on the Company's financial statements for the year ended December 31, 1999 and its Dual dated audit report of March 12 and 25, 1999 for the year ended December 31, 1998 did not contain an adverse opinion or a disclaimer of opinion, and both reports were not qualified or modified as to audit scope or accounting principles, but such report expressed doubt as to the Company's ability to continue as a going concern. In addition, during the Company's fiscal years ended December 31, 1999 and 1998, and the subsequent interim period, there were no disagreements with Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which if not resolved to Arthur Andersen's satisfaction would have caused it to make reference to the subject matter of the disagreement in connection with its report. However, Arthur Andersen LLP did advise the Company that during the course of their audit work in connection with the sales cutoff at December 31, 1999, certain documents may have been altered and that controls surrounding the sales cutoff were not operating effectively. This advice was later set forth in a Material Weakness Letter dated May 19, 2000. Prior to completing the audit for 1999, the Company made the adjustments related to sales that were not recorded in the proper periods and no modification to Arthur Andersen's Report was made. Prior to its dismissal, Arthur Andersen did not advise the Company that information had come to Arthur Andersen LLP's attention that led Arthur Andersen LLP to no longer be able to rely on Company's management's representations, or that made Arthur Andersen LLP unwilling to be associated with the financial statements prepared by Company's management. In addition, Arthur Andersen LLP did not advise the Company that Arthur Andersen LLP needed to expand significantly the scope of its audit (other than the sales cutoff matter previously discussed in this paragraph), or that information had come to Arthur Andersen's attention during such time period that if further investigated would materially impact the fairness or reliability of either a previously-issued audit report or the underlying financial statements or to an audit report that would have been issued covering the fiscal periods subsequent to the date of the most-recent financial statements covered by an audit report. Due to among other things Periscope's bankruptcy filing and the Company's lawsuit against Arthur Andersen and various other defandants, the Company believes that Arthur Andersen LLP would not reissue its audit report in its original form and without qualification.

The Company's book value per share as of December 31, 2000 and summary financial information are included inthe Offer to Purchase. See "Special Factors -Fairness of the Offer" and Schedule II - Form 10-K for year-ended December 31, 2000.

ITEM 11.  ADDITIONAL INFORMATION.

          (a)  Agreements, Regulatory Requirements and Legal Proceedings.

               (1)  Not applicable.

               (2)  Not applicable.

               (3)  Not applicable.

                                       8
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               (4)  Not applicable.

               (5)  Not applicable.

          (b)  Other Material Information.

          The information set forth in the Offer to Purchase and the Letter of Transmittal, each of which are attached hereto as exhibits, is incorporated herein by reference.

ITEM 12.  EXHIBITS.

          The exhibits set forth in the Offer to Purchase and the Schedule TO are hereby incorporated by reference.


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ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3

SCHEDULE 13E-3, ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

          (a)  Purposes. The information contained in the Offer to Purchase
               --------
               under the caption "SPECIAL FACTORS - PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER; PLANS OF THE COMPANY AFTER THE OFFER" is incorporated herein by reference.

          (b)  Alternatives. The information contained in the Offer to Purchase
               ------------
               under the caption "SPECIAL FACTORS - FAIRNESS OF THE OFFER" is incorporated herein by reference.

          (c)  Reasons. The information contained in the Offer to Purchase under
               -------
               the caption "SPECIAL FACTORS - PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER; PLANS OF THE COMPANY AFTER THE OFFER" is incorporated herein by reference.

          (d)  Effects. The information contained in the Offer to Purchase under
               -------
               the captions "THE OFFER - UNITED STATES FEDERAL INCOME TAX CONSEQUENCES", "THE OFFER - PROCEDURE FOR TENDERING SHARES" and "THE OFFER - EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; TERMINATION OF REGISTRATION UNDER THE EXCHANGE ACT" is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 8.  FAIRNESS OF TRANSACTION.

          (a)  Fairness. The information contained in the Offer to Purchase
               --------
               under the caption "SPECIAL FACTORS - FAIRNESS OF THE OFFER" is incorporated herein by reference.

          (b)  Factors Considered in Determining Fairness. The information
               ------------------------------------------
               contained in the Offer to Purchase under the captions "SPECIAL FACTORS - FAIRNESS OF THE OFFER" is incorporated herein by reference.

          (c)  Approval of Security Holders. Not applicable.
               ----------------------------

          (d)  Unaffiliated Representative. Not applicable.
               ---------------------------

          (e)  Approval of Directors. The information contained in the Offer to
               ---------------------
               Purchase under the captions "SPECIAL FACTORS - PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER; PLANS OF THE COMPANY AFTER THE OFFER" and "SPECIAL FACTORS - FAIRNESS OF THE OFFER" is incorporated herein by reference.

          (f)  Other Offers. Not applicable.
               ------------

                                       10
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SCHEDULE 13E-3, ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

          (a)  Not applicable.

          (b)  Not applicable.

          (c)  Not applicable.

SCHEDULE 13E-3, ITEM 12.  THE SOLICITATION OR RECOMMENDATION.

          (d)  Intent to Tender or Vote in a Going-Private Transaction. See the
               -------------------------------------------------------
               information contained in the Offer to Purchase under the caption "SPECIAL FACTORS - INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES".

          (e)  Recommendations of Others. The information contained in the Offer
               -------------------------
               to Purchase under "SPECIAL FACTORS - PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER; PLANS OF THE COMPANY AFTER THE OFFER" is incorporated herein by reference.


                                   SIGNATURE

     After due inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Date: May 18, 2001


GIANT GROUP LTD.



By: /s/ Pascale A. Ambrogio
--------------------------------------
Name   Pascale A. Ambrogio
Title  Vice President & CFO

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                               INDEX TO EXHIBITS

EXHIBIT NO.    DESCRIPTION
-----------    -----------


     The exhibits set forth in the Offer to Purchase and the Schedule TO are hereby incorporated by reference.




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